Filed Pursuant to Rule 433
Registration No. 333-89136

Index Out-performance Notes (IONs)SM

>	Linked to a Wide Range of Indices
>	Combine Certain Features of Debt and Equity
>	Potential for Leveraged Returns

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Table of Contents

Index Out-performance Notes (IONs)	4

The Underlying Index	5

How is the Payment at Maturity Calculated?	6

Example of Calculation of Payment at Maturity	7

Hypothetical Payments at Maturity	8 - 9

Risk Considerations	10 - 11

Index Out-performance Notes (IONs)SM

If held to maturity, IONs give investors an opportunity to participate in a multiple of any appreciation of an underlying index. However, the amount of participation will be limited by a predetermined cap.

IONs are not principal protected securities; therefore, 100% of principal will be at risk. This means that investors may lose some or all of their initial investment in IONs if the underlying index declines in value.

IONs are short dated investments that do not provide for regular coupon payments. Instead, IONs provide for a one-time payment at maturity that will be based upon the capped performance of the underlying index.

Because an investor’s principal is at risk, IONs should only be considered by the more aggressive investor.

The Underlying Index

IONs provide investors with exposure to an underlying index.

The underlying index can provide investors with exposure across various company sizes, stock exchanges, currencies, geographic regions and industry sectors, including:

> Publicly traded companies in a specific region

> Industry leading companies

> Commodities

> Specific industries

IONs may be linked to some of the world’s most popular indices, including, but not limited to, the S&P 500 Index®, the Dow Jones Global Titans IndexSM, the NASDAQ® Biotechnology Index, and other global indices.

How is the Payment at Maturity Calculated?

Unlike ordinary debt securities, IONs do not pay a periodic coupon payment. Instead, at maturity the investor will receive a one-time cash payment based upon the performance of the underlying index.

The payment at maturity is made up of two components, the principal component and the out-performance amount.

The Principal Component

IONs are not principal protected; therefore, 100% of principal is at risk. The amount of principal returned at maturity will be determined by comparing the value of the underlying index on a specified determination date to the value of the index on the date the notes were priced. If the return of the underlying index is zero or positive, the principal component will be 100% of the principal amount.

If the return of the underlying index is negative, the amount of principal returned at maturity will be reduced by the same percentage as the percentage reduction in the value of the underlying index since the date the notes were priced. This reduced amount will be the principal component. This means that if the underlying index has a return of -65%, the underlying index was decreased by 65% and the amount of principal payable at maturity will be reduced by the same 65%. Therefore, the principal component paid at maturity would be 35% (i.e., 100% - 65%) of the original principal amount.

A negative index return will always reduce the amount paid at maturity below the principal amount of the notes, which reduction may be substantial and could result in no payment at all at maturity. Accordingly, investors may lose some or all of their initial investment in the IONs.

The Out-performance Amount

The out-performance amount will be determined by comparing the value of the underlying index on a specified determination date to the value of the underlying index on the date the notes were priced. If the return of the underlying index is zero or negative, the out-performance amount will be zero. If the return of the underlying index is positive, the out-performance amount will be a multiple of such return, subject to a cap. This means that if the return is +7%, the multiple is 3 and the out-performance cap is 18%, the out-performance amount will be 18% (i.e., 7% x 3 = 21%, subject to a cap of 18%).

Example of Calculation of Payment at Maturity

For purposes of this example, assume a one-year ION, linked to an underlying index, with a principal amount of $1,000, no regular coupon payment, an out-performance amount equal to three times the percentage return of the underlying index and a predetermined cap of 15%.*

At maturity, ABN AMRO will calculate the return of the underlying index as compared to the date the notes were priced, the principal component, the out-performance amount and the total amount to be paid at maturity as follows:

> Step 1: Determine the return of the underlying index.

Index Return = (index value on the determination date – index value on the date we priced the notes)
index value on the date we priced the notes

> Step 2: Determine the principal component.

If the Index Return is zero or positive, the principal component will equal $1,000, which is 100% of the original principal amount. If the index return is negative, the full principal amount will be reduced by the same percentage as the percentage reduction in the value of the underlying index since the date the notes were priced.

> Step 3: Determine the out-performance amount.

If the index return is negative, the out-performance amount will be zero. If the index return is positive, the out-performance amount will equal three times the Index Return, subject to the out-performance cap. This means that the out-performance amount will never be greater than 15% of the principal amount, or $150.

> Step 4: Determine the total payment at maturity by adding the principal component and the outperformance amount.

Investors give up, or ‘trade off’, any upside in the underlying index above 5% in order to benefit from three times the first 5% of index appreciation.

As illustrated on the next page, an investor’s risk profile in instances of a depreciation in the underlying index is similar to that of a direct investment in the underlying index. The out-performance amount, or leverage factor, on appreciation in the underlying index means that IONs may be considered by investors who are moderately bullish on the underlying index during the term of the notes.

* These assumptions are for illustrative purposes only. The actual notes offered may have different terms. You should review the prospectus for the particular offering for a description of the actual terms of any notes.

Hypothetical Payments at Maturity

The below chart illustrates the hypothetical payments at maturity of IONs with the terms described on the previous page and the payoff scenarios calculated on the next page in a ‘bearish’ market scenario, a ‘moderately bullish’ market scenario and a ‘bullish’ market scenario. Assume in all scenarios that the underlying index has a value of 1,000 on the date the notes were priced.

‘Bearish’ market scenario; assumes index value on determination date is 750	‘Moderately bullish’ market scenario; assumes index value on determination date is 1,030	‘Bullish’ market scenario; assumes index value on determination date is 1,200
Step 1
Determine Index Return	Determine Index Return	Determine Index Return
Index Return = [(750 - 1,000)/1,000] = -25%	Index Return = [(1,030 - 1,000)/1,000] = 3%	Index Return = [(1,200 - 1,000)/1,000] = 20%
Step 2

Determine Principal Component

Since the Index Return is negative, the principal amount is reduced by the same percentage amount by which the underlying index has decreased since the date the notes were priced, which is 25%. Therefore the principal component is equal to $1,000 - (25% x $1,000), or $750.

	Determine Principal Component Since the Index Return is positive, the principal component is $1,000.	Determine Principal Component Since the Index Return is positive, the principal component is $1,000.
Step 3
Determine the Out-performance Amount Since the Index Return is negative, the out-performance amount is 0.

Determine the Out-performance Amount

Since the Index Return is positive, the out-performance amount is equal to 3x the Index Return, subject to the outperformance cap of 15%.

3 x 3% = 9%, which is lower than the out-performance cap of 15%; therefore, the out-performance amount is equal to 9% x $1,000, or $90.

Determine the Out-performance Amount

Since the Index Return is positive, the out-performance amount is equal to 3x the Index Return, subject to the out-performance cap of 15%.

3 x 20% = 60%, which is greater than the out-performance cap of 15%; therefore, the out-performance amount is equal to 15% x $1,000, or $150.

Step 4
Determine the Total Payment at Maturity $750 + $0 = $750* ION Performance = -25%	Determine the Total Payment at Maturity $1,000 + $90 = $1,090 ION Performance = 9%	Determine the Total Payment at Maturity $1,000 + $150 = $1,150 ION Performance = 15%

* There is no floor on the amount of principal that an investor may lose. As a result, an investor may lose their entire initial investment in IONs.

Index Out-performance Notes — Risk Considerations

Investors should carefully consider the risks of the Index Out-performance Notes and whether the notes are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in any notes investors read the prospectus related to such notes to understand the actual terms of and the risks associated with the notes. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the notes.

Credit Risk

The notes are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the notes.

Any obligations or securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

IONs are not ordinary debt securities: they do not pay interest and are not principal protected. In addition, investors in IONs will be fully exposed to any decline in the level of the underlying index. Accordingly, investors may lose some or all of their initial investment in the notes.

Limited Return

The out-performance amount is subject to a predetermined cap. This means that investors will not benefi t from any appreciation in the underlying index above a certain predetermined level. Accordingly, investors will never receive at maturity an amount greater than a predetermined amount per note, regardless of how high the value of the underlying index is during the term of the notes or on the determination date. Because of the predetermined cap, the return on the IONs may be signifi cantly less than the return on a direct investment in the underlying index during the term of the IONs.

Liquidity Risk

ABN AMRO does not intend to list the notes on any securities exchange. Accordingly, there may be little or no secondary market for the notes and information regarding independent market pricing of the notes may be limited. The value of the notes in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the IONs, and investors may not receive the full value of the notes if the notes are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the value of the underlying index, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase notes in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the notes, as well as the cost of hedging our obligations under the notes.

Tax Risk

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes. No assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the following tax treatment of the notes. U.S. taxable investors should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange. Upon receipt of cash at maturity, U.S. taxable investors should generally recognize long-term capital gain or loss equal to the difference between the amount of cash received and their tax basis in the notes, which is the amount paid to acquire the notes.

This disclosure is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the federal tax treatment of the transaction. This tax disclosure was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the IONs, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

Dow Jones Disclaimer

“Dow Jones” and “Dow Jones Global Titans IndexSM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by ABN AMRO Bank N.V. ABN AMRO Bank N.V.’s Index Out-performance Notes (IONs)SM based on the Dow Jones Global Titans IndexSM, are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such product.

S&P Disclaimer

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ABN AMRO Bank N.V. The Index Out-performance Notes (IONs)SM are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the IONs.

NASDAQ Disclaimer

The Nasdaq Biotechnology®, Nasdaq Biotechnology Index®, and Nasdaq® are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affi liates are the Corporations) and are licensed for use by ABN AMRO Bank N.V. The Index Out-performance Notes (IONs)SM have not been passed on by the Corporations as to their legality or suitability. The IONs are not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE IONs.

SEC Legend

ABN AMRO has fi led a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the notes.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free (888) 644-2048.

Index Out-performance Notes (IONs) is a Service Mark of ABN AMRO Bank N.V.

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